[AMBOW EDUCATION HOLDING LTD. LETTERHEAD]

April 3, 2018

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 6 to Registration Statement on Form F-1 Filed March 23, 2018 File No. 333-220207

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of March 29, 2018 with respect to the Registration Statement on Form F-1/A (the “F-1”) filed on March 23, 2018 by the Company (File No.: 333-220207). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 7 to the Form F-1 (the “Amended F-1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Use of Proceeds, page 41

1.	Consistent with your risk factor disclosure at page 28, please revise to address that it is unlikely you will be able to use proceeds from your offering as capital contributions to your Chinese operating subsidiaries. In this regard, please discuss the likely timeframe needed to obtain the necessary approvals from the appropriate regulators, including SAFE and MOFCOM. Please also disclose whether proceeds from your initial public offering were ever used to fund capital contributions or loans to your Chinese operating subsidiaries.

RESPONSE: The Company respectfully advises the Staff that we revised the “Use of Proceeds” on page 41 in the Amended F-1 as below:

“In utilizing the proceeds of this offering we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary through loans or capital contributions and to our consolidated affiliated entities through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries, VIEs and their respective VIEs or subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital, as was the case when we received U.S. dollar proceeds from our initial public offering in 2010 and extended such inter-company loans and capital contributions. Based on our previous experience and current discussions with relevant parties, we expect it will take six to twelve months to obtain registrations and approvals from SAFE or its local counterparts to extend such intercompany loans or make such capital contributions to our PRC subsidiaries with the proceeds of this Offering. Accordingly, we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.”

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As to approvals from MOFCOM, they are applicable to us only when we turn our wholly owned subsidiaries into investment companies. We have disclosed on page 28 that none of our wholly owned subsidiaries are investment companies and we do not intend to convert any of those subsidiaries. Therefore we respectfully advise the Staff that no additional disclosure regarding approvals from MOFCOM would need to be addressed on page 41.

Market Information, page 42

2.	Please revise your introductory paragraph to briefly discuss that the company was delisted from the NYSE due in part based on its inability to file its reports under the Securities Exchange Act of 1934 in a timely manner. Please address why you were unable to timely file your Form 20-F for the fiscal year ended December 31, 2013.

RESPONSE: The Company respectfully advises the Staff that we revised the introductory paragraph on page 42 in the Amended F-1 as below:

“Prior to this offering from August 5, 2010 until October 6, 2014, our ADSs were traded on the NYSE in the U.S. On October 6, 2014, our ADSs were removed from listing on the NYSE and began quotation in the OTC markets after we failed to timely file our Annual Report on Form 20-F for the fiscal years ended December 31, 2012 and 2013 during the time we were controlled by the Joint Provisional Liquidators during the ongoing Audit Committee Investigation and our resulting inability to provide audited financial information for inclusion in such filings. We intend to apply for the listing of the ADSs issued in this offering and the ADSs outstanding as of the time of this offering on the NYSE American under the symbol “AMBO”.”

Financial Statements

9. Loan Receivable, page F-68

12. Short-Term Borrowing From Third Party, page F-69

3.	Please tell us whether you would have been able to borrow the US$6.0 million loan from Sino Accord Investments Limited under the current terms without simultaneously providing the RMB 42.7 million loan to Suzhou Zhixinliren and not be in violation of the PRC related Company Laws and Foreign Exchange Bureau regulations. If not, please clearly disclose this fact.

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RESPONSE: The Company respectfully advises the Staff that we would not be able to obtain the US$ 6.0 million loan from Sino Accord Investments Limited separately without simultaneously providing the RMB 42.7 million loan receivable to Suzhou Zhixinliren, because both loans were correlated to each other and when the short-term borrowing is repaid, the loan receivable will similarly be collected, as we have disclosed in Note 9 on page F-68 and Note 12 on page F-69.

We revised the disclosure under the risk “If we fail to settle our RMB and US dollar loans properly, it may be considered as unauthorized currency exchange arrangement and we may face penalties from local authorities.” on page 30 in the Amended F-1 as below to disclose such fact:

“In order to fund the acquisition costs and working capital needs in US dollars, on April 5, 2017, we entered into an agreement to receive a one-year interest-free US dollar loan from Sino Accord. This short-term loan is considered correlated to our one-year interest-free RMB loan to Suzhou Zhixinliren, and when we repay the US dollar loan, the RMB loan will be repaid. Without providing an RMB loan to Suzhou Zhixinliren, we would not be able to obtain the US dollar loan from Sino Accord in compliance with applicable regulations, mainly the Regulations for the Implementation of Foreign Exchange Management in People's Republic of China. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. Please refer to Note 9 and Note 12 of the unaudited condensed financial statements for details.”

We revised the disclosure under the risk “Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.” on page 30 in the Amended F-1 as below to disclose such fact:

“In November 2017, we acquired 100% of the outstanding shares of common stock of Bay State College in the United States to expand our career-oriented international education portfolio. In 2017, the review and approval process from SAFE with respect to obtaining foreign currency denominated borrowings and making direct overseas investment became more stringent in China. The review and approval from SAFE takes a longer period of time, and more supporting files are required. As a result, the new restrictions on foreign exchange for capital expenditure prevented us from raising enough US dollars for the acquisition of Bay State College. In order to fund the acquisition costs and the operational needs of the company, we borrowed a one-year interest-free US dollar loan of US$ 6.0 million from Sino Accord, a non-affiliated third party lender. At the same time, we provided a one-year interest-free RMB loan of RMB 42.7 million to Suzhou Zhixinliren, another non-affiliated party finance company. It is the understanding among the parties that the US dollar loan is correlated to the RMB loan, and when the US dollar loan is repaid, the RMB loan will similarly be collected. Without providing RMB loan to Suzhou Zhixinliren, we would not be able to obtain US dollar loan from Sino Accord in compliance with applicable regulations, mainly the Regulations for the Implementation of Foreign Exchange Management in People's Republic of China. In light of the capital from the US dollar loan and its operational cash flow, Bay State College Inc. is able to generate enough liquidity to support its future operations in the near term. Therefore we do not currently intend to rely on US dollar borrowings to continue funding Bay State College’s operations. On March 7, 2018, we mutually agreed with Sino Accord and Suzhou Zhixinliren to extend the maturity date for repayment of the loans for an additional year. Accordingly, both loans are now due in April 2019. With the extended maturity date of the loans, or if there are other significant overseas capital expenditures in the future requiring currencies other than RMB, we may either apply for a permit from the SAFE to purchase foreign currencies or pursue other offerings resulting in US dollar proceeds to obtain enough US dollars to meet such shortage in foreign currency. The loan extension agreements have been filed as exhibits to the registration statement of which this prospectus forms a part. We have not been a lender of funds to non-affiliated parties historically, and we do not intend to do so in the future.”

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4.	In light of the fact that your business operations have not historically been as a lender of funds to non-affiliated parties, please provide disclosure indicating whether you plan to make additional loans in the future.

RESPONSE: The Company respectfully advises the Staff that we revised the disclosure under the risk “Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.” on page 30 in the Amended F-1. Details of the disclosures have been included in Response to Comment 3.

5.	Tell us why the “understanding among the parties that when the short-term borrowing is repaid, the loan receivable will similarly be collected” was not memorialized in writing as part of the written loan terms.

RESPONSE: The Company respectfully advises the Staff that, based on its understanding of the currency regulations, should any “offset” or similar feature be included as part of the loan terms, it would remove the credit exposure supporting the independent nature of the loans and greatly increase the risk that such loans may be considered as unauthorized currency exchange arrangements.

6.	We note that the original loan agreement dated April 5, 2017 between you and Suzhou Zhixinliren indicated that the loan would be in the principal amount of RMB 42.0 million. However, in the supplementary agreement dated March 7, 2018, it was noted that after the signing of the April 5, 2017 loan agreement, you actually provided Suzhou Zhixinliren RMB 42.7 million as the actual principal. Please explain the reason for this difference, and tell us why the original loan agreement was not amended to reflect the actual principal issued. Furthermore, please clarify how far after the signing of the loan agreement that the additional RMB 0.7 million was provided to Suzhou Zhixinliren.

RESPONSE: The Company respectfully advises the Staff that on April 5, 2017, immediately subsequent to the signing of the Loan Agreement, Suzhou Zhixinliren advised the Company that RMB 42.0 million loan receivables was not enough to cover against the US$ 6.0 million loan payables of the Company based on the currency exchange rates. Hence, they requested the Company to remit additional RMB 0.7 million to cover the shortfall of the exchange difference, and the loan amount in RMB 42.7 million would not change before the loan expired. The Company agreed and transferred RMB 42.7 million to Suzhou Zhixinliren. A new supplementary agreement on the additional RMB 0.7 million was not signed during that period of time mainly because it is common practice in China that if any legal disputes arises on the loan principal amount, the China Arbitration Association will request the Company to provide the remittance notice issued by the bank instead of referring to the loan agreement. Hence, the possibility that Suzhou Zhixiliren would not acknowledge the additional loan amount of RMB 0.7 million was relatively low. It was only at a later stage when we negotiated the extension of loan receivable with Suzhou Zhixinliren, both parties agreed to memorialize the additional RMB 0.7 million together with the extension terms into the supplementary agreement.

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7.	Please explain in further detail how both the loan payable to Sino Accord Investments Limited and the loan receivable to Suzhou Zhixinliren came about. Specifically, please respond to the following:

•	Tell us how you were originally connected with Sino Accord Investments Limited for purposes of the $6.0 million loan. For example, tell us whether you had previously borrowed money from the company, or were referred to them by another party.

RESPONSE: The Company respectfully advises the Staff that we were referred to Sino Accord Investments Limited by an independent third party and that we have not borrowed money from Sino Accord Investments Limited previously.

•	Tell us how you decided to make the loan to Suzhou Zhixinliren. As part of your response, please explain how and when the loan negotiations took place, relative to the timing of your loan payable agreement with Sino Accord Investments Limited.

RESPONSE: The Company respectfully advises the Staff when the Company requested to borrow US$ 6.0 million from Sino Accord Investments Limited, they requested that we provide a RMB 42.7 million loan to Suzhou Zhixinliren. Both these transactions happened concurrently on April 5, 2017 as disclosed in the Amended F-1.

8.	It is unclear from your response to comment 6 why Sino Accord Investments would extend for one year an unsecured interest free loan denominated in US currency without payment of consideration. Please explain the nature of the discussions entered into for purposes of this loan extension. As part of your response, please explain whether there was any discussion regarding the payment of any interest or fees currently, or in the future, with respect to this loan extension.

RESPONSE: The Company respectfully advises the Staff that as discussed with the Staff, and disclosed in the Amended F-1 on page F-68 and F-69 “This short-term loan is considered correlated to our one-year interest-free RMB loan from Suzhou Zhixinliren”. As a result, both extension agreements would need to be made at the same time and contemplate the same extended maturity date. The Company requested that both parties enter into the extension agreements and they agreed. The US$ loan payable was extended one year at the same time that the RMB loan receivable was also extended one year. No interest or fees have been or would be considered with respect to the extension of either loans.

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18 Disposal of Subsidiaries, page F-72

9.	Please clarify your response to comment 7. We note that section 1, Indemnity, of the Equity Transfer Agreement – Amendment 2 appears to explicitly obligate Ambow Education to assume responsibility for unrecognized pre-disposition tax obligation of Ambow Online. However, in your March 9, 2018 response letter (on page 9) you state that the buyer has undertaken responsibility for such pre-disposition tax obligations of Ambow Online whether (or not) the ultimate settlement amount is higher or lower than the RMB 123.5 million.” In light of the fact that you have not received any feedback or subsequent demands for payment from Chinese tax authorities in response to your application of tax settlement, tell us when you submitted your tax settlement application and clarify for us how you determined that you have not retained any potentially material contingent pre-disposition Chinese tax obligations of Ambow Online.

RESPONSE: The Company respectfully advises the Staff that we determined that we do not have any material contingent tax obligations of Ambow Online from below considerations:

•	We submitted Ambow Online’s income tax settlement applications to local tax authorities in 2013 and 2014 respectively. Up till the disposition date of Ambow Online on August 31, 2017, we have not received any feedback regarding the applications or any demand to pay the taxes from the local tax authority.
•	We understand that the buyer has performed sufficient due diligence work when they decided to acquire Ambow Online. We are not aware that we have retained any unrecognized potential material pre-disposition Chinese tax obligations as assessment has been made by the Company periodically up till the disposition date. Based on our latest communications with the buyer, they are able to confirm that no new unrecognized potential material pre-disposition Chinese tax obligations have arisen.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer

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